# EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | 8-K |
| **Live File** | on |
| **Return Copy** | on |
| **Submission Contact** | Victoria A. Faw |
| **Submission Contact Phone Number** | 304-769-1112 |
| **Exchange** | NASD |
| **Confirming Copy** | off |
| **Filer CIK** | 0000726854 |
| **Filer CCC** | xxxxxxxx |
| **Period of Report** | 09/15/09 |
| **Item IDs** | 7.01 |
| | 9.01 |
| **Notify via Filing website Only** | off |
| **Emails** | vikki.faw@cityholding.com |

## Documents

| | |
|---|---|
| **8-K** | **form8-k.htm** |
| | **CHCO Form 8-K, Stifel Nicolaus presentation** |
| **GRAPHIC** | **chcologo.jpg** |
| | **CHCO logo** |
| **EX-99.1** | **ex99-1.htm** |
| | **Slide Presentation, Stifel Nicolaus** |
| **GRAPHIC** | **ex99-11.jpg** |
| **GRAPHIC** | **ex99-12.jpg** |
| **GRAPHIC** | **ex99-13.jpg** |
| **GRAPHIC** | **ex99-14.jpg** |
| **GRAPHIC** | **ex99-15.jpg** |
| **GRAPHIC** | **ex99-16.jpg** |
| **GRAPHIC** | **ex99-17.jpg** |
| **GRAPHIC** | **ex99-18.jpg** |
| **GRAPHIC** | **ex99-19.jpg** |
| **GRAPHIC** | **ex99-110.jpg** |
| **GRAPHIC** | **ex99-111.jpg** |
| **GRAPHIC** | **ex99-112.jpg** |
| **GRAPHIC** | **ex99-113.jpg** |
| **GRAPHIC** | **ex99-114.jpg** |
| **GRAPHIC** | **ex99-115.jpg** |

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|---|---|
| GRAPHIC | ex99-116.jpg |
| GRAPHIC | ex99-117.jpg |
| GRAPHIC | ex99-118.jpg |
| GRAPHIC | ex99-119.jpg |
| GRAPHIC | ex99-120.jpg |
| GRAPHIC | ex99-121.jpg |
| GRAPHIC | ex99-122.jpg |
| GRAPHIC | ex99-123.jpg |
| GRAPHIC | ex99-124.jpg |
| GRAPHIC | ex99-125.jpg |
| GRAPHIC | ex99-126.jpg |
| GRAPHIC | ex99-127.jpg |
| GRAPHIC | ex99-128.jpg |
| GRAPHIC | ex99-129.jpg |
| GRAPHIC | ex99-130.jpg |
| GRAPHIC | ex99-131.jpg |
| GRAPHIC | ex99-132.jpg |
| GRAPHIC | ex99-133.jpg |
| GRAPHIC | ex99-134.jpg |
| GRAPHIC | ex99-135.jpg |
| GRAPHIC | ex99-136.jpg |
| GRAPHIC | ex99-137.jpg |
| GRAPHIC | ex99-138.jpg |
| 8-K | submissionpdf.pdf |
| | Printable copy of CHCO Form 8-K and Exhibit, Stifel Nicolaus presentation |

**Module and Segment References**

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

# FORM 8-K

### CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
**September 15, 2009**



**CITY HOLDING COMPANY**
**(Exact Name of Registrant as Specified in its Charter)**

**Commission File Number: 0-11733**

| **West Virginia** | **55-0619957** |
|---|---|
| (State or Other Jurisdiction of | (I.R.S. Employer |
| Incorporation or Organization) | Identification No.) |

**25 Gatewater Road, Cross Lanes, WV 25313**
(Address of Principal Executive Offices, Including Zip Code)

**304-769-1100**
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨     Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
¨     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

## Section 7 – Regulation FD

**Item 7.01 – Regulation FD Disclosure.**

City Holding Company (the "Company") is scheduled to meet with and make presentations to certain institutional investors on Tuesday, September 15, 2009, Wednesday, September 16, 2009 and Thursday, September 17, 2009. Charles R. Hageboeck, President and CEO, will make the Company's presentations. A copy of the slide presentation to be used by the Company during these meetings is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein. Such slide presentation will also be available on the Company's web site at www.cityholding.com. Information contained on the Company's website expressly is not incorporated by reference into this Current Report on Form 8-K.

The information in the preceding paragraph, as well as Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of that section. It may only be incorporated by reference into another filing under the Exchange Act or Securities Act of 1933 if such subsequent filing specifically references Section 7.01 of this Current Report on Form 8-K. All information in the slide presentation speaks as of the date thereof and the Company does not assume any obligation to update said information in the future. In addition, the Company disclaims any inference regarding the materiality of such information which otherwise may arise as a result of its furnishing such information under Item 7.01 of this report on Form 8-K.

## Section 9 - Financial Statements and Exhibits

**Item 9.01 Financial Statements and Exhibits.**

(c) Exhibits

| | |
|---|---|
| 99.1 | Copy of slide presentation |

## Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>September 15, 2009</u>                    **City Holding Company**

By: /s/ David L. Bumgarner
_____
David L. Bumgarner
Chief Financial Officer



**Stifel Nicolaus**
**West Coast - September 2009**

# Forward Looking Statements

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may not continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (12) the Company may experience difficulties growing loan and deposit balances; (13) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (14) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (15) the United States government's plan to purchase large amounts of illiquid, mortgage-backed and other securities from financial institutions may not be effective and/or it may not be available to us. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

**City** Holding Company



- **Total Assets**                          **$2.6 bil**
- **Branches**                              **69**
- **FTE**                                   **830**
- **Market Cap**                            **$480 mil**
- **Institutional Ownership**               **56%**
- **Avg Daily Volume**                      **$2.5 mil**

Date: June 30, 2009

# Key Markets



2nd Branch Share & 8% Deposit Share in Morgan, Berkeley & Jefferson Co. WV
$1.9 Billion
1st Branch Share & 9% Deposit Share in Huntington WV/Ashland KY MSA
$3.8 Billion
1st Branch Share & 10% Deposit Share in WV's largest market; $5.3B
1st & 27% Deposit Share
$2.0 Billion
Ohio
West Virginia
Clarksburg
Ripley
Point Pleasant
Chesapeake, OH
Huntington
Milton
Teays Valley
Cross Lanes
Charleston State Capital
Montgomery
Beckley
Lewisburg
Hinton
Berkeley Springs
Martinsburg
Inwood
Charles Town
70
79
68
81
64
77
25 Gatewater Road
Charleston, West Virginia 25313
(304) 769 1106
www.cityholding.com

# Asset Quality: a function of culture and market

- City's Loans are 60% Retail/40% Commercial

- City's market area tends to be more stable

- Real Estate prices in City's market area have been relatively stable

- City's Past-due loan trends are stable

- City's non-performing asset levels are stronger than peers

- City has been aggressive about charging down non-performing loans

# Conservative Loan Portfolio Mix

## City Holding Company



- Residential Real Estate
- Home Equity
- Consumer/Other
- Commercial

Loan to Deposits 88.8%

As of December 31, 2008

## Peer Group



- Residential Real Estate
- Home Equity
- Consumer/Other
- Commercial

Loan to Deposits 98.8%

Sample of 266 publicly traded banks and thrifts with assets between $1-$10 billion as of December 31, 2007

# Retail Loan Facts:

- Residential RE are 1,3,5 and 10 Yr ARMs

- No Sub-prime, Interest-only, Option Adjustable

- Home Equity loans include LOCs, fixed amortizing loans, non-purchase adjustable loans

- 65% of Home Equity Loans are 1st Lien Position

- 66% of Home Equity Loans have a LTV < 80%.

- Ave Loan Balance for Residential RE is $78,000

- Ave Loan Balance for Home Equity loans is $35,000

# Stable Past-Due Loans (30+ days)



**Past-due loans trends are stable and reflect better economics in City's core markets**

# NPA's to Loans & OREO



# Non-performing Loans:
## 1.76% of Total Loans (June 30, 2009)



# Net Charge-offs

**2008: $5.8 Million**

**0.33% of Average Loans vs. 0.46% for 20 Regional Peers**

2009:1 Half $5.1 MM

0.28% of Average Loans





## Greenbrier Resort Speculative Properties - 6/30/09

| | |
|---|---|
| Original Loan Balances | $ 18.6 MM |
| Current Loan Book Balance net of reserves | $  5.4 MM |
| OREO after Charge-off's | $  6.7 MM |
| On-Balance Sheet: | $ 12.1 MM (65% of orig loan) |




# Investment Portfolio at 6/30/09

| | Orig. Cost | Other than Temporary Impairment Charges (Cumm) | Unrealized Gains/ (Losses) | Carrying Value |
|---|---|---|---|---|
| FNMA & FHLMC Pfd | $22.7 | ($21.1) | ($1.0) | $0.6 |
| Municipals | $ 49.3 | $0 | ($0.4) | $48.8 |
| MBS | $292.8 | $0 | $6.2 | $299.0 |
| Pool Bank Trust Pfd | $ 27.1 | ($18.3) | ($5.4) | $3.4 |
| Single Issue Bank Trust Pfd; Bank Holding Company Pfd; Sub-debt of FI's | $110.8 | ($1.0) | ($14.0) | $95.8 |
| Money Markets & Mutual Funds | $64.8 | $0 | $0 | $64.8 |
| Fed & FHLB Stock | $ 13.0 | $0 | $0 | $13.0 |
| Bank Equities | $ 8.9 | $0 | ($3.0) | $5.9 |

# Profitability: CHCO is *consistently* among the most profitable banks:

| | 2005 | 2006 | 2007 | 2008 | 2008 Peers Median | 2009 1st Half |
|---|---|---|---|---|---|---|
| Reported ROA | 2.09% | 2.11% | 2.03% | 1.12% | 0.58% - 87th %ile | 1.63% |
| ROTE | 22.3% | 22.4% | 21.0% | 11.4% | 8.5% - 69st %ile | 18.4% |
| Tangible Common Equity/TA | 9.5% | 10.1% | 9.7% | 8.83% | 6.4% - 90th %ile | 9.11% |
| NIM | 4.49% | 4.56% | 4.34% | 4.64% | 3.67%- 92nd %ile | 4.29% |
| Efficiency Ratio | 46.7% | 44.5% | 45.9% | 46.3% | 63.1% - 92nd %ile | 50.4% |
| Non-Int Rev/Total Rev | 34% | 34% | 34% | 36% | 23% - 94th %ile | 37.7% |

\* Non-Int Reve excludes gain on Visa IPO; Securities Losses

# CHCO faced "normalization" of provision and loss of PSL revenues from 2003-2008:



# Previously Securitized Loans:

## Core growth in revenues in 2003-2008 offset lower earnings from PSL balances

|  | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 Projected |
|---|---|---|---|---|---|---|
| Average Balances | $83.5 MM | $42.9 MM | $22.3 MM | $10.5 MM | $5.2 MM | $3.6MM |
| Rate | 17.4% | 26.6% | 42.2% | 69.1% | 108% | 120% |
| Gross Interest Revenue | $14.5 MM | $11.4 MM | $9.4 MM | $7.3 MM | $5.6MM | $4.0MM |

# Liabilities: Low Cost and stable deposits drives profitability



Data: December 31, 2008

# CHCO's Cost of Funds Advantage:

|  | CHCO | Peers | Advantage |
|---|---|---|---|
| CD's | 3.87% | 3.81% | -6 Bps |
| Interest Bearing Deposits | 2.48% | 2.74% | 26 Bps |
| Total Deposits | 2.08% | 2.33% | 25 Bps |
| Interest Bearing Liabilities | 2.48% | 2.90% | 52 Bps |



Top quartile

Data: 2008. Peers reflect 205 publicly traded $1 to $10 billion banks reporting these rates

# Strong Deposit Franchise drives top decile Non-Interest Revenue:

## City Holding Company



94th percentile

36%

64%

■ Non Interest Income
■ Net Interest Income

*As of December 31, 2008. Non-interest income excludes other than temporary impairment losses and VISA IPO gain

## Peer Group



24%

76%

■ Non Interest Income
■ Net Interest Income

Sample of 249 reporting publicly traded banks and thrifts with assets between $1 and $10 billion as of December 31, 2008, excluding investment gains/losses

# And, retail branch service charges have demonstrated strong GROWTH:



14.8% CAGR
2001 to 2008

# Net Interest Margin
## Strong NIM driven by solid core deposit franchise & strong NIM management



# Prime-based Floors:

- Purchased $600 million during 2005-2006
- Sold late 2008
- Positions CHCO for rising rates

| Notional | Prime Rate | Term Date |
|----------|------------|-----------|
| $100MM   | 8%         | June 2011 |
| $100MM   | 7.75%      | May 2011  |
| $50MM    | 6.75%      | Nov 2009  |
| $100MM   | 6%         | June 2010 |
| $100MM   | 6%         | June 2009 |



# Interest Rate Risk to Net Interest Margin:

CHCO is well positioned with respect to interest rate risk:

| Immediate Basis Point Change in Interest Rates | Estimated Increase of Decrease in Net Income between 1-12 months |
|:---:|:---:|
| +300 Bp | +9.7% |
| +200 Bp | 5.9% |
| +100 Bp | 2.2% |

Data: June 30. 2009

# Interest Rate Risk Summary:

- CHCO is less dependent upon NII than its peers
    - Fee income in top 10% of peer group

- CHCO's NIM is strong relative to peers based upon strong core deposit franchise

- Due to Prime-based floors, CHCO's NIM is among the best in the industry
    - In 2nd Q of 2009, Prime-based floors were worth 47 bp of NIM

- CHCO is positioned to benefit from economic recovery
    - An increase of 300 Bp in rates would result in an increase of 41 bp of NIM

# CHCO positioned to focus on Growth within its markets:

- Commercial
- Retail
- Insurance
- Trust & Investment Management

- **Opportunity:** City's mix is 40% Commercial/60% Retail reflecting City's historic retail focus.

- **Opportunity:** Some competitors have stopped lending.

- **Opportunity:** City has launched a successful new cash management initiative to address depository needs of larger business customers.



# Commercial Loan Growth:
## Historically 8 to 10% annual growth

Growth in 2005 excludes Classic Acquisition

## City Opened 4 Wal-Marts in key markets where it had significant share:




# Branch Renovations/Expansions to meet customer demand:






# A Focus: Eastern Panhandle Expansion






# Expansion into Bluefield WV-VA:



Bluefield WV-VA:
    County Deposits: $1.7 billion
    Branches: 50
    Largest Competitors: BB&T (27%), FCBC (26%)

# City's Newest Location: Hurricane WV





Putnam Co. WV:
County Deposits: $761 MM
Branches: 18
Largest Competitors:
Putnam Co. Bank (50%)
BB&T (10%)

# City's Next Location: South Charleston





# CityInsurance

- **2006 Revenues**                        **$2.3 million**
- **2007**                                  **$4.1 million**
- **2008**                                  **$4.2 million**
- **2009 YTD**                           **$3.3 million**

## Strategies:

- **Added Workers Compensation Dept in 2006/7**
- **Added Personal Lines Department in 2006/7**
- **Opened Beckley WV Office in 2006/7**
- **Opened Martinsburg Office in 4th Q 2008**
- **Opened Ashland Office in 4th Q 2008**
- **Acquired Nitro-based Patton Ins. Agency in Dec 2008**
- **Added Medicus Representation in late 2008**
- **Acquired Teays Valley based Dickens & Clark in Apr 09**

# Trust AUM: CAGR (04-08) 8%
## Grew AUM in 2008 despite market by taking share



# CHCO: Capital Flexibility

- Tangible Common Equity at 6/30/09: 9.11%

- No TARP!!!!

- Dividends
  - Increased 10% in April 2004 to $0.88
  - Increased 14% in April 2005 to $1.00
  - Increased 12% in April 2006 to $1.12
  - Increased 11% in April 2007 to $1.24
  - Increased 10% in April 2008 to $1.36
  - Dividend Yield over 4%
  - Dividend Payout Ratio of < 50% (Analyst Est. EPS)

- Share Repurchases
  - Purchased 1,651,172 shares in 2007 and 2008 (9.4% of outstanding shares at 12/31/06)

  - Driven by CHCO's strong profitability, coupled with CHCO's dividend coverage ratio against first call estimates, CHOC can achieve greater long-term share repurchase activity than peers.

# Acquisitions:

$100MM to $500MM in assets

WV, SE Ohio, Eastern KY, I81 Corridor from VA thru MD, SW Pennsylvania, North Carolina



OH
WV
KY
Pomeroy
Pt. Pleasant
Ripley
Ironton
Greenup
Chesapeake
Ashland
Grayson
Huntington
Cross Lanes
Charleston
Montgomery
Paintsville
Beckley
Hinton
Lewisburg
Marlinton
Sutton
Clarksburg
Martinsburg
23
77
79
64
81

# CHCO represents good value and stability

## Pricing Metrics*:

- Price to Book:                                167%
- Price to Tangible Book:                        207%
- Price to 2010 Projected Earnings**            10.9x
- Dividend Yield                                 4.5%
- Div Payout Ratio (First Call)**                49%
- Tangible Capital/Tangible Assets              9.11%
- Institutional Ownership                        56%

\*   **Based on Price of $30.40 (9/9/09)**

** **Based on analyst estimate of $2.80 (average of 5)**